UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File Number 1-4547 (Unilever N.V.)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UNICare SAVINGS PLAN
UNILEVER UNITED STATES, INC.
700 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY 07632
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNICare Savings Plan
Required Information

(*)	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.
C. Exhibit
23.1     Consent of Independent Registered Public Accounting Firm

UNICare Savings Plan
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNICare SAVINGS PLAN
By:	/s/ Pascale Thomas
PASCALE THOMAS
DIRECTOR OF BENEFITS

Date: June 26, 2008

S-1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
UNICare Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the UNICare Savings Plan (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 23, 2008

UNICare Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2007 and 2006

	2007	2006
Assets
Investment in the Unilever United States, Inc.
Master Trust, at fair value	$1,680,934,348	$1,625,317,878
Loans to participants	25,695,707	24,721,346

Total investments	1,706,630,055	1,650,039,224

Receivables
Employer contributions	687,691	712,563
Participant contributions	1,386,155	1,393,126

Net assets, at fair value	1,708,703,901	1,652,144,913

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	(12,110,239)	1,216,236

Net assets available for benefits	$1,696,593,662	$1,653,361,149

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2007 and 2006

	2007	2006
Additions
Additions to net assets attributed to:
Net investment income from Plan interest in Unilever United States Inc. Master Trust	$165,384,566	$151,321,683
Interest from participant loans	1,996,193	1,621,055
Contributions and other additions:
Contributions from participants	53,889,943	53,904,839
Contributions from employer	25,604,905	26,289,976
Rollover contributions	16,401,483	15,890,420
Transfer from other plan	—	29,163,169

Total additions	263,277,090	278,191,142

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	214,830,322	217,322,379
Transfer to other plan	4,889,525	—
Administrative expenses	324,730	288,120

Total deductions	220,044,577	217,610,499

Net increase	43,232,513	60,580,643

Net assets available for benefits:
Beginning of year	1,653,361,149	1,592,780,506

End of year	$1,696,593,662	$1,653,361,149

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of the Plan

The UNICare Savings Plan (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is sponsored by Unilever United States, Inc. (the “Company” or “UNUS”) and its assets, along with the assets of the Savings Plan for Union Employees of Unilever and the Good Humor – Breyer’s Savings Plan are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”). Conopco, Inc. is the plan sponsor of the Savings Plan for Union Employees of Unilever and the Good Humor – Breyer’s Savings Plan. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

Eligibility

All employees of the Company and its subsidiaries, divisions and branches scheduled to work twenty or more hours a week, all employees of Good Humor-Breyer’s at the Huntington, Indiana plant represented by the Retail, Wholesale and Department Store Union, UFCW AFL-CIO and its United Dairy Workers Local 835, on or before June 30, 2007, and all employees of Ben & Jerry’s Homemade at the St. Albans, Vermont plant represented by the International Brotherhood of Electrical Workers Local 300 are eligible to participate in the Plan, except for:
•	employees covered by collective bargaining agreements other than those above;

•	temporary employees;

•	directors active only in that capacity;

•	nonresident aliens; and

•	weekly paid employees of Bestfoods Caribbean, employees of Unilever Home & Personal Care Manufacturing Company in Las Piedras, Puerto Rico.
Subject to the exceptions above, employees who are not regularly scheduled to work twenty or more hours a week can participate in the Plan after completing one year of service.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions. Before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account”. Before-tax contributions per participant were limited to $15,500 for 2007 and $15,000 for 2006.

The maximum permitted contributions vary as follows:
A)	Employees of Bradley Woods Company: 1 to 50% of eligible compensation on a before-tax basis during 2007 and 1 to 60% of eligible compensation on a before tax basis during 2006;

B)	Employees at the Puerto Rico locations: the lesser of 10% of the eligible compensation through payroll deductions on a before tax basis or the statutory amount permitted under the Puerto Rico Code. In addition, 10% of the eligible compensation through payroll deductions on an after tax basis, not subject to the statutory amount permitted under the Puerto Rico Code;

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
C)	Employees at the St. Albans and Huntington locations in 2007: 1-20% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 20% of eligible compensation; and.

D)	All other employees: 1% to 50% in 2007 and 1 to 20% in 2006 of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 50% and 20%, respectively, of eligible compensation.
Participants, other than Puerto Rico employees, who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $5,000 for eligible employees for 2007 and 2006.

The Company has a matching program in which it contributes a portion of participant contributions to the participant’s account. These contributions are recorded in a “company matching account.” Company matching contributions vary at the discretion of the Company and are as follows:
A)	Legacy employees of Bestfoods: 100% of the first 6% of eligible earnings until December 31, 2006;

B)	Employees who are covered under the cash balance formula of the UNICare Retirement Plan or not covered at all under the UNICare Retirement Plan: 100% of the first 5% of eligible earnings; and

C)	Remaining employees who are covered under the final average pay formula of the UNICare Retirement Plan: 100% of the first 3% of eligible earnings and 50% of the next 2% of eligible earnings.
As of January 1, 2007, employees not covered under the UNICare Retirement Plan are eligible for employer non-elective contributions at a rate of 4% of eligible earnings following one year of service.

All contributions are deposited in the Master Trust.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contributions, and (c) an allocation of Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. At December 31, 2007 and 2006, there were 13,363 and 14,019 participants, respectively.

Vesting

Participants are fully vested in all of their contributions in the before-tax and after-tax accounts as well as the earnings thereon. Vesting provisions relating to Company matching contributions vary at the discretion of the Company and are as follows:

All employees unless otherwise noted: 100% immediately;

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
During 2006, Employees of Bradley Woods Company: 33-1/3% after 1 year of service; 66-2/3% after 2 years of service; and 100% after 3 years of service. This vesting schedule was discontinued for active employees as of December 31, 2006 and these employees became 100% vested as of that date. Participants who were on terminated status as of that date are still subject to the vesting schedule.

Vesting provisions relating to Company non-elective contributions are 100% after 3 years of service or attainment of age 65, death or disability.

Amounts forfeited by non-vested participants who terminated employment during the years ended December 31, 2007 and 2006 were $10,025 and $56,194, respectively. The balance of forfeitures was $392,418 and $363,642 as of December 31, 2007 and 2006, respectively. Forfeitures are available to reduce Company match contributions and administrative expenses.

Payment of Benefits

During employment, participants may withdraw all or part of their “after-tax account,” where applicable, and earnings thereon. Participants may apply for financial hardship withdrawal of up to 100% of the value of their “after-tax account,” where applicable, and the eligible portion of their vested before-tax account based on plan provisions, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship. Upon attainment of age 59-1/2, participants may withdraw all or part of their “before -tax account”, “after -tax account”, where applicable, “company matching account”, and vested “non-elective contribution account”.

Upon termination of employment, participants are entitled to all of their vested balances. Terminated employees whose vested balances exceed $1,000 may leave their account balances in the plan until they attain the age 65. Terminated employees whose vested balances are $1,000 or less are subject to an involuntary cash out.

Retired employees may elect to leave their account balances in the Plan until they attain age 70-1/2 at which time Internal Revenue Service regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65.

Participants who retire under the provisions of certain defined benefit plans sponsored by the Company may roll over their lump sum distribution to the Plan.

Plan Transfers

During 2006, approximately $29 million of assets from the Ben & Jerry’s Homemade Plan were transferred into the Plan. Such amount included approximately $548,000 of participants’ loans. The Ben & Jerry’s Homemade Plan was a qualified structured 401(k) plan of a business unit of the Unilever group.

During 2007, approximately $5 million of assets attributable to the account balances of the union employees at the St. Albans and Huntington locations were transferred from the Plan to the Savings Plan for the Union Employees of Unilever. This amount included $506,492 of participant loans.

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Investments

Participants have the option to invest in, and direct the Company matching contributions towards a wide variety of funds including money market, fixed income, balanced, equity and the Unilever N.V. Stock Fund. The funds are as follows:
•	The INVESCO (also known as PRIMCO) Interest Income Fund is primarily invested in a diversified portfolio of investment contracts issued by high quality financial institutions such as insurance companies and banks. Each contract has its own specific terms, including interest rate and maturity date. The crediting interest rates at December 31, 2007 and 2006 for the contracts range from 4.51% to 5.34% and 4.65% to 5.32%, respectively. The average crediting interest rates at December 31, 2007 and 2006 for the contracts are 4.95% and 5.20%, respectively.

•	Fidelity Asset Manager Fund, NTGI-QM Equity Index Fund, Fidelity Magellan Fund, PIMCO Total Return Fund Institutional Class, Harbor Capital Appreciation Fund, Unilever N.V. Stock Fund, Fidelity Growth & Income Portfolio Fund, Fidelity Contrafund, T. Rowe Price Small Cap Stock Fund, American Funds Washington Mutual Investors Fund – Class A, Fidelity Select Health Care Portfolio Fund, Fidelity Select Technology Portfolio Fund, Fidelity Select Financial Services Portfolio Fund, Fidelity Select Natural Resources Portfolio Fund, NTGI-QM Collective Daily Russell 1000 Value Equity Index Fund, Legg Mason Partners Emerging Markets Equity Fund and the Fidelity Select International Equity Portfolio Fund.
Effective July 1, 2008, the Company will introduce Target Date Trusts and brokerage capabilities to the Plan. Additionally, on August 28, 2008 certain investment funds from those currently available will be eliminated from the Plan, which will be communicated to participants in early June 2008.

Loans to Plan Participants

At the request of the Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in accounts less any outstanding loans. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years. All other loans are required to be repaid within five years.

Interest rates ranging from 5% to 10.5% were charged on the loans for the years ended December 31, 2007 and 2006.

For participants that were transferred from the Ben and Jerry’s Homemade Plan in 2006, loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within thirty years. All other loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

Valuation of Master Trust Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of the Savings Plan for Union Employees of Unilever and the Good Humor-Breyer’s Savings Plan for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income less distributions and allocated expenses. Participants’ loans are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the investment income for the Plan’s interest in the Master Trust, which consists of its allocated share of investment income, realized gains and losses and the unrealized appreciation (depreciation) from the Master Trust.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets available for benefits as of December 31, 2007 and 2006.

Investment Contracts

As of December 31, 2006, the Plan adopted the provisions of the Financial Accounting Standards Board Staff Position (“FSP”) Nos. AAG INV-1 and SOP 94-4-1, reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans along with the financial statement presentation and disclosure of such contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. In adopting the provisions of this FSP, there were no accounting effects to the Plan’s financial statements, other than the requisite presentation of investment contracts’ fair values in the accompanying Statements of Net Assets Available for Benefits.

Further information on the Plan’s investment contracts is included in Note 4.

Benefit Payments

Benefit payments are recorded when paid and include deemed distributions of $5,051 for the year ended December 31, 2007.

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Administrative Expenses

Investment management fees for all funds and certain professional fees are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the December 31, 2007 Statement of Net Assets Available for Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

3.	Tax Status of the Plan

The Plan received a favorable tax determination letter, effective August 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”). Although the Plan has been amended since then, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments Held by the Master Trust

The Master Trust comprises the assets of the Plan, the Savings Plan for Union Employees of Unilever and the Good Humor-Breyer’s Savings Plan, all affiliated plans of UNUS. The Plan has an undivided interest in certain assets of the Master Trust and sole interests in other assets of the Master Trust. Certain investment assets of the Master Trust, related earnings and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust. On an overall basis, the Plan has a 91.3% and 91.6% interest in the investments of the Master Trust as of December 31, 2007 and 2006, respectively.

The Plan’s approximate share of investments held by the Master Trust at December 31, 2007 and 2006 were as follows:

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

	2007	2006
Short-term Investment Fund	87.9%	88.3%
Mutual funds	93.1%	93.2%
Commingled funds	93.8%	94.4%
Synthetic Guaranteed Investment Contracts	87.8%	88.3%
Unilever N.V. Stock	89.2%	89.6%
As of December 31, 2007 and 2006, the investment categories of the Master Trust was as follows:

	2007	2006
Investments at fair value
Mutual funds	$819,071,869	$753,181,735

Synthetic Guaranteed Investment Contracts	611,901,396	613,887,040

Commingled funds	334,167,581	337,594,175

Unilever N.V. Stock	63,779,843	47,110,209

Short-term Investment Fund	12,703,194	22,426,878

Master Trust and Investments, at fair value	1,841,623,883	1,774,200,037

Adjustment to Contract Value	(13,784,879)	1,377,391

Net Amount	$1,827,839,004	$1,775,577,428

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
The following presents investments that represent 5 percent or more of the Master Trust’s net assets as of December 31, 2007 and 2006:

	2007	2006
Investments at Fair Value as Determined by Quoted Market Price
Mutual Funds
Fidelity Magellan Fund, 1,672,799 and 1,649,204 shares, respectively	$157,025,672	$147,636,717
PIMCO Total Return Institutional Fund, 9,358,575 and 8,747,482 shares, respectively	100,043,382	90,798,868
Fidelity Contrafund, 1,839,215 and 1,813,312 shares, respectively	134,464,989	118,227,958

Investments at Estimated Fair Value
Synthetic Guaranteed Investment Contracts
Synthetic Guaranteed Investment Contract JP Morgan Chase Contract # 441619-IAAA	106,966,456	105,900,806
Synthetic Guaranteed Investment Contract State Street Bank and Trust Company Contract # 103108	104,498,485	106,076,485
Synthetic Guaranteed Investment Contract Bank of America Contract # 99-052	104,232,190	105,936,516
Synthetic Guaranteed Investment Contract IXIS Financial Contract # 1419-01	124,539,676	127,502,961
Synthetic Guaranteed Investment Contract UBS Financial Contract # 5220	90,704,209	10,864,360	*

Commingled Funds
Fidelity Select International, 6,535,959 and 742,597 shares, respectively	111,896,973	101,327,359
NTGI-QM Equity Index Fund, 12,151,812 and 13,231,580 shares, respectively	159,310,253	164,468,535

*	Less than 5%.

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
     As of December 31, 2007, the fully benefit-responsive contracts of the Master Trust were as follows:

	Major
	Credit
	Ratings	Investments	Adjustment to
	(unaudited)	at fair value	contract value
JP Morgan Chase (IGT Intermediate Government Fund)	AAA	$106,966,456	$(5,096,007)
State Street Bank (IGT Intermediate Government Fund)	AA+	104,498,485	(2,641,341)
Bank of America (IGT Intermediate Government Fund)	AA+	104,232,190	(2,257,769)
NATIXIS Capital Markets (IGT AAA Asset-Backed Securities Fund)	AA	124,539,676	(1,733,750)
ING Life & Annuity (IGT Short-term Bond Fund)	AA	80,960,380	(671,786)
UBS AG (IGT Short-term Bond Fund)	AA+	90,704,209	(1,384,226)

		$611,901,396	$(13,784,879)

As of December 31, 2006, the fully benefit-responsive contracts of the Master Trust were as follows:

	Major
	Credit
	Ratings	Investments	Adjustment to
	(unaudited)	at fair value	contract value
IXIS Financial (IGT AAA Asset-Backed Securities Fund)	AAA	$127,502,961	$(94,707)
State Street Bank (IGT WAM AAA or Better Intermediate Fund)	AA	106,076,485	83,569
Bank of America (IGT Intermediate Government Fund)	AA+	105,936,516	257,499
JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	AA	105,900,806	243,325
ING Life & Annuity (IGT Short-term Bond Fund)	AA	80,456,225	819,046
UBS AG (IGT Short-term Bond Fund)	AA+	77,329,689	(4,736)
UBS AG (US Treasury Note)	AA+	10,684,358	73,395

		$613,887,040	$1,377,391

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
The investment income, net of investment expenses, of the Master Trust net assets for the years ended December 31, 2007 and 2006 were as follows:

	2007	2006
Net appreciation (depreciation) in fair value of net investments

Investments at Fair Value as Determined by Quoted Market Price
Mutual funds	$44,875,991	$(13,269,313)
Unilever N.V. stock	16,379,015	7,861,687

Investments at Estimated Fair Value
Commingled funds	25,211,834	57,626,588

Net appreciation	86,466,840	52,218,962

Interest	30,841,778	31,825,809
Dividends	63,466,933	79,361,051

Total net investment income	$180,775,551	$163,405,822

Investment Valuation and Income Recognition of Master Trust

Master Trust investments are stated at fair value. Investments in mutual funds are valued at the net asset value of shares held at year end while investments in commingled funds are stated at fair value based on unit values provided by the administrator which are based on market values of underlying investments. Unilever N.V. common stock is valued at the last close price at end of the year. Short-term investments are valued at amortized cost, which is cost plus accrued interest, which approximates fair value. Investment contracts are stated at fair value based on the sum of the fair value of the underlying investments and the fair value of the wrapper. Fixed rate traditional guaranteed investment contracts and non-participating synthetic fair values are determined using a discounted cash flow method. The fair value for floating rate traditional guaranteed investment contracts is equal to the contracts book value.

Purchases and sales of securities are recorded as of the trade date. Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments. The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts, with various third party financial institutions. These benefit-responsive investment contracts are held through the INVESCO (also known as PRIMCO) Interest Income Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
backed by underlying assets owned by the Master Trust. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:
•	The level of market interest rates

•	The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying investments backing the wrapper contract
Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in the market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are presented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value”. If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. And if the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisified, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The contract values of the synthetic GICs were approximately $598 million and $615 million at December 31, 2007 and 2006, respectively. Included in the contract values of the synthetic GICs are approximately $(13.8) and $1.4 million at December 31, 2007 and 2006, respectively, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts are less than, in 2007, and greater than, in 2006, the value of the underlying assets.

As of December 31, 2007 and 2006, the average yields for synthetic GICs were as follows:

Average yields for synthetic GICs	2007	2006
Based on actual earnings	5.13%	5.12%
Based on interest rate credited to participants	4.84%	5.22%
5.	Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever N.V. The Master Trust held 1,749,310 and 1,728,815 shares at December 31, 2007 and 2006, respectively, of common stock in Unilever N.V. The Master Trust also earned dividend income from the common stock of approximately $1.7 million and $2.0 million for the years ended December 31, 2007 and 2006, respectively. The Master trust had sales and purchases of $28,903,628 and $28,908,228 respectively, in 2007 and $25,537,794 and $22,603,526, respectively, in 2006.

Certain Master Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, the participant’s rights to their accrued benefits are

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
non-forfeitable. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.	Effects of New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation on FASB Statement No. 109. On January 1, 2007, the Plan adopted FIN 48. This interpretation clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalty. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is operated in compliance with the applicable requirements of the Internal Revenue Code (see Note 3). Accordingly, the adoption of FIN 48 did not have any effect on the Plan’s net assets available for benefits and changes in net assets in net assets available for benefits.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the statement’s impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” This statement permits entities to choose to measure eligible financial instruments and certain other items at fair value. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value on a specified election date or according to a pre-exiting policy for specified types of eligible items and report unrealized gains and losses on items for which the fair value option has been elected in the net assets available for plan benefits at each subsequent reporting date. It will be effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the statement’s impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable users of the financial statements to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years end interim periods beginning after November 15, 2008, with early application encouraged. The Plan is currently evaluating the statement’s impact on its financial statements.

UNICare Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as disclosed in the financial statement at December 31, 2007 to amounts presented in Form 5500:

Net assets available for benefits as disclosed in the financial statements	$1,696,593,662

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts (commingled trust fund)	12,110,239

Net assets available for benefits as presented in Form 5500	$1,708,703,901

The following is a reconciliation of investment income as disclosed in the financial statements for the year ended December 31, 2007 to the amounts presented in Form 5500:

Net investment income from Plan interest in Unilever United States Inc. Master Trust as presented in the financial statements	$165,384,566

Adjustment from fair value to contract value at December 31, 2007	12,110,239

Investment income as presented in Form 5500	$177,494,805

UNICare Savings Plan
Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(c) Description of Investment Including
(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a) Lessor or Similar Party	or Maturity Value	(d) Cost **	Value
* Loans to Participants	Interest rates ranging from 5.0% to 10.5% and with maturities through 2035		$25,695,707

* Investment in Master Trust at fair value,			$1,680,934,348

*	Denotes a party-in-interest to the Plan

**	Not applicable

UNICare Savings Plan
Index
INDEX OF EXHIBIT

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm